
07006568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
MAR 2 0 2007
WASH, D.C.
210
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ROBERT VAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 FRANK OGAWA PLAZA, 10th FLOOR
(No. and Street)

OAKLAND	CALIFORNIA	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC STANDIFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERT VAN SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Please See attachment for Notary.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCC
COMM. # 1656166
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
April 2, 2010



California All Purpose Acknowledgement

State of California)
) ss.
County of Alameda)

On 02/08/2007 before me, Sunil Jaswal (Notary Public)
(Date) Name and Title of Officer

Personally appeared Erick Standifer

☐ Personally known to me
☒ Proved to me on basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to within instrument and acknowledgement to me that he/she /they executed the same in his/her/their authorized capacity (ies), and by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



SUNIL JASWAL
COMM. # 1656166
NOTARY PUBLIC•CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
April 2, 2010

WITNESS my hand and official seal.

My Commission Expires on April 02 2010

Signature of Notary Public 02/08/07

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document

Description of Attached Document

Title or Type of Document Annual Audited Report Form X-17 A - 5

Document Date 02/08/207 Number of Pages 2

Signer(s) if Other than Named above As Above

Capacity (ies) Claimed by Signer

Signer's Name As above

- ☒ Individual
- ☒ Corporate Officer_ Title(s) President
- o Partner—Limited / General
- o Attorney-in-fact
- o Trustee
- o Guardian or Conservator
- o Other

Signer is representing

Right Thumbprint of Signer
Top of thumb



Right Thumbprint of Signer
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CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Robert Van Securities, Inc.
Oakland, California

We have audited the statement of financial condition of Robert Van Securities, Inc. (a California corporation) as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Van Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2007

ROBERT VAN SECURITIES

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 210,333
Deposit with clearing broker	576,738
Due from clearing broker	264
Prepaid expenses	43,307
Other current assets	55,835
Investment in and advances to affiliate	22,983
Deferred income taxes	10,352
Other assets	18,612
Furniture and equipment, net of accumulated depreciation of $ 130,700	11,536
	$ 949,960

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 2,880
Accrued payroll	56,346
Income taxes payable	72,902
Total liabilities	132,128
Common stock, no par, 100,000 shares authorized, 65,000 shares issued and outstanding	271,500
Additional paid in capital	27,780
Retained earnings	518,552
Total stockholders' equity	817,832
	$ 949,960

See notes to financial statements.

ROBERT VAN SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

REVENUES	
Commissions	$ 2,744,172
Other revenues	19,265
Gain on investment in affiliate	3,628
	2,767,065
EXPENSES	
Compensation	1,208,901
Employee benefits	167,482
Clearing costs	231,831
Outside services	200,358
Regulatory fees	10,989
Settlement expense	27,100
Other operating expenses	637,082
	2,483,743
INCOME BEFORE INCOME TAXES	283,322
INCOME TAXES	110,875
NET INCOME	$ 172,447

See notes to financial statements.

ROBERT VAN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2006

	Common Stock		Additional Paid-in	Retained	
	No.	Amount	Capital	Earnings	Total
Balance, December 31, 2005	65,000	$ 271,500	$ 27,780	$ 346,105	$ 645,385
Net income				172,447	172,447
Balance, December 31, 2006	65,000	$ 271,500	$ 27,780	$ 518,552	$ 817,832

See notes to financial statements.

ROBERT VAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31 2006
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 172,447
Adjustments to reconcile net income to net cash	
Used by operating activities:	
Depreciation and amortization	4,941
Change in assets and liabilities:	
Decrease (increase) in:	
Due from clearing broker	6,012
Prepaid expenses	(15,777)
Deposit with clearing broker	(1,179)
Investment in and advances to affiliate	(3,628)
Other current assets	(14,237)
Deferred income taxes	37,173
Increase (decrease) in:	
Accounts payable	(7,475)
Accrued payroll	56,346
Income taxes payable	72,902
Total adjustments	135,078
Net cash provided by operating activities	307,525
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on notes payable to shareholders	(100,000)
Net cash used by financing activities	(100,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	207,525
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,808
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 210,333

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest expense	$ 3,942
Income taxes	$ 800

See notes to financial statements.

NOTE A – Summary of Significant Accounting Policies

General

Robert Van Securities, Inc. (the Company), a California corporation, was incorporated in November, 1991, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in June, 1992, when securities transactions commenced. The Company's operations commenced in January, 1992.

Accounting

These financial statements are prepared using the accrual method of accounting.

Furniture and Equipment

Furniture and equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is provided on an accelerated basis over the estimated useful lives of the assets (5 to 7 years).

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Investments in marketable securities are shown at market value. The change in unrealized gains and losses on investments in marketable securities is reflected in the statement of operations. Securities transactions are recorded on the trade date.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A – Summary of Significant Accounting Policies (continued)

Investment in Limited Liability Company

The Company's investment in limited liability company is carried at its prorata share of the entity's net assets.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

Income Taxes

Deferred income taxes are provided for timing differences between financial and taxable income. The Company reports its income and expenses on a cash basis for income tax purposes. These differences result principally from differences in reporting certain revenues and expenses, including depreciation, for income tax purposes and financial reporting purposes.

NOTE B – Concentrations of Credit Risk

The Company's receivables are predominantly from other broker-dealers.

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured cash balances totaled $163,311.

NOTE C – Related Parties

Investment in and Advances to Affiliate

The Company owns a 45% interest in SPI Strategies, LLC (SPI), a California limited liability company. Certain officers and shareholders of the Company are also members in SPI which engages in the business of providing investment advice and management. Members of SPI share in the profits and losses in proportion to the membership interest owned by each member. No member will become liable for obligations of SPI in excess of his capital contributions and profits, if any, net of distributions. As of December 31, 2006, the Company had not made any capital contributions to SPI. Its increase in value of $3,628 is included as gain in investment in affiliate in the Company's statement of operations for the year ended December 31, 2006.

At December 31, 2006, investment in and advances to affiliate consists of the following:

Advances to SP Capital	$ 40,235
2004 loss in investment	(9,831)
2005 loss in investment	(11,049)
2006 gain from investment	3,628
	$ 22,983

ROBERT VAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

NOTE D – Income Taxes

The provision for income taxes consists of the following components:

Currently payable:	
Federal	$ 72,902
State	800
	73,702
Deferred:	
Federal	9,003
State	28,170
	37,173
	$ 110,875

The Company's total deferred tax assets, deferred tax liabilities and deferred tax asset valuation allowance at December 31, 2006, are as follows:

	Federal	State	Total
Deferred tax assets	$ 8,884	$ 13,974	$ 22,858
Deferred tax liabilities	(8,283)	(4,223)	(12,506)
Deferred tax asset valuation allowance	0	0	0
	$ 601	$ 9,751	$ 10,352

The income taxes differ from the expense that would result from applying federal and state statutory rates to income before income taxes because of non-deductible expenses, predominantly meals and entertainment, in the amount of $44,038 and deferred income taxes that are based on average tax rates.

The Company has a net operating loss carryforwards for state income taxes of $58,993, that can be used to offset future taxable income until 2025.

NOTE E – Employee Benefit Plans

401(k) Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. The Company elected not to contribute to the 401(k) Plan in 2006 to supplement employee contributions.

NOTE E – Employee Benefit Plans (continued)

Stock Option Plan

The Company has a noncompensatory Incentive Stock Option Plan which provides for granting to key employees incentive stock options, as defined under tax laws, for common stock. The stock options are exercisable at a price equal to the market value on the date of the grant. Key employees became vested in their option rights at various dates ranging from one to three years. Vested options may be exercised any time before the expiration of ten years from the date of the grant. To date, no options have been exercised.

A summary of the status of the Company's stock option plan as of December 31, 2006, and changes for the year then ended is presented below:

	Shares	Weighted Exercise Average Price
Outstanding at January 1, 2000	25,000	$ 3.70
Granted during 2000	2,000	19.36
Outstanding at December 31, 2000	27,000	4.86
Granted during 2001	2,000	27.24
Outstanding at December 31, 2001	29,000	6.40
Granted during 2002	2,000	30.73
Grants terminated during 2002	(1,000)	19.36
Outstanding at December 31, 2002	30,000	7.59
Granted during 2003	3,000	23.67
Grants terminated during 2003	(1,000)	27.24
Grants terminated during 2003	(1,000)	19.36
Grants terminated during 2003	(2,000)	3.70
Outstanding at December 31, 2003	29,000	8.44
Grants terminated during 2004	(1,000)	3.70
Grants terminated during 2004	(1,000)	23.67
Outstanding at December 31, 2005	27,000	8.05
Grants terminated during 2006	(1,000)	27.24
Granted during 2006	4,000	21.43
Granted during 2006	5,000	21.78
Outstanding at December 31, 2006	35,000	$ 10.99

NOTE F - Commitments

Minimum lease payments under noncancellable operating lease agreements for office space, computer equipment and automobiles are as follows:

2007	$ 110,300
2008	110,300
2009	110,300
Thereafter	146,100
	$ 477,000

Lease payments during 2006 totaling $156,441 are included in other operating expenses in the statement of operations.

NOTE G – Settlement Expense

During 2006, the Company entered into a settlement agreement with a former stockholder, whereby the Company agreed, without admitting liability in connection with the agent's claim, to pay the sum of $27,100 in full settlement of any and all claims against the Company.

NOTE H – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006 the Company's net capital is $662,527, which is $562,527 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006, was .20 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

ROBERT VAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

December 31, 2006

Net Capital	
Stockholders' Equity	$ 817,832
Deductions and/or Charges	
Non-allowable assets:	
Prepaid expenses	(43,307)
Other current assets	(46,598)
Investment in and advances to affiliate	(22,983)
Deferred income taxes	(10,352)
Other assets	(18,612)
Furniture and equipment, net	(11,536)
	(153,388)
Net Capital before Haircut on Securities	664,444
Haircut on money market fund	(531)
Haircut on options	(1,386)
Net Capital	$ 662,527
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 2,880
Accrued payroll	56,346
Income taxes payable	72,902
	$ 132,128
Computation of Basic Net Capital Requirements	
Minimum net capital requirement (6-2/3% of aggregate indebtedness or minimum of $100,000)	$ 100,000
Net capital in excess of minimum requirement	$ 562,527
Ratio of aggregate indebtedness to net capital	.20 to 1.0

ROBERT VAN SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

December 31, 2006

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 627,909
Audit adjustments – (Decrease)	
Accounts payable	(2,480)
Income taxes payable	37,098
Net capital, as computed	$ 662,527
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 166,746
Audit adjustments – Increase	
Accounts payable	2,480
Income taxes payable	(37,098)
Aggregate indebtedness, as computed	$ 132,128

These differences result in a ratio of aggregate indebtedness to net capital of .20 to 1.0 rather than .27 to 1.0 as previously reported.

ROBERT VAN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2006

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2006

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 23, 2007

Board of Directors
Robert Van Securities, Inc.
Oakland, California

We have audited the financial statements of Robert Van Securities, Inc., for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Robert Van Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expecfed to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control or Robert Van Securities, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under Rule15c3-3 during the year ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS

END